Exhibit 99.1

This report on form 6-K/A amends certain information provided in our report filed on form 6-K on August 14, 2018.

Correction to table 16 of the appendix to the 2018 second quarter results report

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that table 16 of the appendix to the 2018 second quarter results report, published on August 14, included a transcription error that does not affect the integrity of the consolidated financial information reported by the Business Group or the unconsolidated financial information of Ecopetrol or its subsidiaries. It is important to clarify that table 16 is only provided for informational purposes.

The new table 16 of the appendix to the 2018 second quarter results report is presented below and replaces the one published on August 14, 2018 in its entirety.

A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	V	W

	HOCOL				AMERICA INC				PROPILCO				REFICAR				CENIT
COP Billion	2Q 2018	2Q 2017	1H 2018	1H 2017	2Q 2018	2Q 2017	1H2018	1H2017	2Q 2018	2Q 2017	1H 2018	1H2017	2Q2018	2Q2017	1H2018	1H 2017	2Q2018	2Q 2017	1H 2018	1H2017
Local Sales	139	120	272	228	11	14	23	26	264	221	494	397	2,166	1,442	3,959	2,341	1,112	990	2,190	2,005
Export Sales	182	213	358	401	160	138	333	249	295	235	583	528	1,060	683	1,972	1,644	-	-	-	-
Total Sales	321	333	630	629	171	152	356	275	559	456	1,077	925	3,226	2,125	5,931	3,985	1,112	990	2,190	2,005
Variable Cost	102	154	204	275	106	205	235	367	454	374	898	743	2,860	1,978	5,245	3,571	19	65	102	115
Fixed Cost	80	73	152	151	43	48	90	78	31	28	59	58	294	284	578	573	374	339	715	726
Cost of Sales	182	227	356	426	149	253	325	445	485	402	957	801	3,154	2,262	5,823	4,144	393	404	817	841
Gross Profits	139	106	274	203	22	(101)	31	(170)	74	54	120	124	72	(137)	108	(159)	719	586	1,373	1,164
Operating Expenses	61	35	106	52	11	22	39	43	45	40	90	81	95	222	216	422	94	11	74	92
Operating Income	78	71	168	151	11	(123)	(8)	(213)	29	14	30	43	(23)	(359)	(108)	(581)	625	575	1,299	1,072
Financial Income (Loss)	(2)	(2)	(9)	(2)	(2)	(4)	(5)	(7)	-	(4)	6	(3)	(70)	(202)	(93)	(324)	15	24	(154)	8
Share of profit of companies	15	11	30	23	-	-	-	-	25	19	56	50	-	-	-	-	539	384	967	798
Income before income tax	91	80	189	172	9	(127)	(13)	(220)	54	29	92	90	(93)	(561)	(201)	(905)	1,179	983	2,112	1,878
Income tax	(8)	(27)	(62)	(79)	-	-	-	-	(9)	(5)	(12)	(24)	(24)	24	(55)	33	(234)	(257)	(423)	(465)
Net Income	83	53	127	93	9	(127)	(13)	(220)	45	24	80	66	(117)	(537)	(256)	(872)	945	726	1,689	1,413

EBITDA	192	176	392	363	115	83	237	157	43	28	58	72	177	(187)	308	(186)	762	697	1,575	1,360
EBITDA Margin	59.8%	52.9%	62.2%	57.7%	67.3%	54.6%	66.6%	57.1%	7.7%	6.1%	5.4%	7.8%	5.5%	(8.8%)	5.2%	(4.7%)	68.5%	70.4%	71.9%	67.8%

Bogotá D.C., August 17, 2018

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

Maria Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co